Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2025

Tel-Aviv, Israel, Sept. 30, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported its unaudited interim consolidated financial results for the three and six month periods ended June 30, 2025.

Financial Highlights

●	Total assets as of June 30, 2025 amounted to approximately €729.3 million, compared to total assets as of December 31, 2024 of approximately €677.3 million.

●	Revenues for the three months ended June 30, 2025 were approximately €11.3 million, compared to revenues of approximately €11.2 million for the three months ended June 30, 2024. Revenues for the six months ended June 30, 2025 were approximately €20.1 million, compared to revenues of approximately €19.5 million for the six months ended June 30, 2024.

●	Loss for the three months ended June 30, 2025 was approximately €8.4 million, compared to profit of approximately €1.6 million for the three months ended June 30, 2024. Loss for the six months ended June 30, 2025 was approximately €1.6 million, compared to loss of approximately €3.3 million for the six months ended June 30, 2024.

●	EBITDA for the three months ended June 30, 2025 was approximately €3.2 million, compared to EBITDA of approximately €4.9 million for the three months ended June 30, 2024. EBITDA for the six months ended June 30, 2025 was approximately €6.1 million, compared to EBITDA of approximately €6.5 million for the six months ended June 30, 2024. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

Financial Overview for the Six Months Ended June 30, 2025

●	Revenues were approximately €20.1 million for the six months ended June 30, 2025, compared to approximately €19.5 million for the six months ended June 30, 2024. The increase in revenues mainly results from revenues generated from the Company’s 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively. Such increase was partly offset by lower revenues from one of the Company’s Dutch biogas plants, which experienced a biology-related production issue that affected output in January and April 2025 and by slightly lower revenues from the Talasol facility, which in July 2024 sustained damage due to a fire that has since been repaired and restored to nearly 97% output, though not yet fully recovered.

●	Operating expenses were approximately €9.2 million for the six months ended June 30, 2025, compared to approximately €9.5 million for the six months ended June 30, 2024. The decrease in operating expenses mainly results from lower costs in connection with the acquisition of feedstock by the Company’s Dutch biogas plants, partially offset by the achievement of preliminary acceptance certificate (PAC) of the Company’s 19.8 MW Italian solar facilities subsequent to June 30, 2024, upon which the Company commenced recording operating expenses of the solar facilities. Depreciation and amortization expenses were approximately €8.5 million for the six months ended June 30, 2025, compared to approximately €8.2 million for the six months ended June 30, 2024.

●	Project development costs were approximately €2.9 million for the six months ended June 30, 2025, compared to approximately €2.3 million for the six months ended June 30, 2024. The increase in project development costs is mainly due to development expenses in connection with solar projects in the USA and Italy.

●	General and administrative expenses were approximately €3.4 million for the six months ended June 30, 2025, compared to approximately €3 million for the six months ended June 30, 2024. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

●	The Company’s share of profit of equity accounted investee, after elimination of intercompany transactions, was approximately €12 thousand for the six months ended June 30, 2025, compared to share of profits of equity accounted investee, after elimination of intercompany transactions, of approximately €1.8 million for the six months ended June 30, 2024. The decrease in share of profits of equity accounted investee was mainly attributable to increased financing expenses recorded by Dorad Energy Ltd. (“Dorad”) due to the impact of the USD/NIS exchange rate fluctuations on deposits in USD and forward contracts and the reduced demand for electricity in Israel during the June 2025 war between Israel and Iran.

●	Other income was approximately €1.4 million for the six months ended June 30, 2025, compared to €0 for the six months ended June 30, 2024. The income during the six months ended June 30, 2025 was recognized based on agreed compensation expected to be received from the EPC contractor of two of the Company’s USA solar facilities for loss of income due to delays in construction.

●	Financing expenses, net was approximately €1 million for the six months ended June 30, 2025, compared to financing expenses, net of approximately €2.6 million for the six months ended June 30, 2024. The change in financing expenses, net, was mainly attributable to higher income resulting from exchange rate differences that amounted to approximately €5.6 million for the six months ended June 30, 2025, compared to approximately €1 million for the six months ended June 30, 2024, an aggregate change of approximately €4.6 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 4.2% devaluation of the NIS against the euro during the six months ended June 30, 2025, compared to 0.2% during the six months ended June 30 2024. The increase in financing income for the six months ended June 30, 2025 was partially offset by a decrease in financing income of approximately €2.4 million in connection with derivatives and warrants for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase was also partially offset by increased interest expenses resulting from the issuance of the Company’s Series G Debentures in February 2025 and Series F Debentures in August and November 2024.

●	Tax benefit was approximately €1.8 million for the six months ended June 30, 2025, compared to tax benefit of approximately €1 million for the six months ended June 30, 2024. The change is primarily attributable to the tax impact of the investment transaction with Clal Insurance Company Ltd. (“Clal”) in the Company’s 198 MW solar portfolio, which is expected to be fully offset through the utilization of current losses.

●	Profit from discontinued operation was €0 for the six months ended June 30, 2025, compared to profit from discontinued operation (net of tax) of approximately €80 thousand for the six months ended June 30, 2024.

●	Loss for the six months ended June 30, 2025 was approximately €1.6 million, compared to loss of approximately €3.3 million for the six months ended June 30, 2024.

●	Total other comprehensive loss was approximately €8.7 million for the six months ended June 30, 2025, compared to total other comprehensive income of approximately €5.7 million for the six months ended June 30, 2024. The change in total other comprehensive income (loss) is primarily as the result of foreign currency translation adjustments due to the change in the NIS/euro exchange rate and by changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive loss was approximately €10.3 million for the six months ended June 30, 2025, compared to total comprehensive income of approximately €2.3 million for the six months ended June 30, 2024.

●	EBITDA was approximately €6.1 million for the six months ended June 30, 2025, compared to approximately €6.5 million for the six months ended June 30, 2024. See the table on page 15 of this press release for a reconciliation of these numbers to profit and loss.

●	Net cash provided by operating activities was approximately €5.1 million for the six months ended June 30, 2025, compared to approximately €0.5 million for the six months ended June 30, 2024. The increase in net cash provided by operating activities for the six months ended June 30, 2025, is mainly due to income produced by the Company’s Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, three of the Company’s facilities in Texas USA that were connected to the grid and commenced commissioning tests in April 2024, and 2024 related subsidies that were paid to the Company’s Dutch biogas plants in 2025.

●	In June 2025, the Company consummated the investment transaction with Clal in the Company’s 198 MW solar portfolio of operating projects and projects under construction and development in Italy. In consideration for its undertaking to invest approximately €52 million in the Italian solar portfolio, Clal received a 49% interest in the portfolio (including outstanding shareholder’s loans, capital notes and equity). Upon consummation of the transaction, the Company received approximately €21 million. Of the remainder consideration, the Company recorded as short-term other receivables €13.7 million and did not yet record €17 million, which represents the consideration not yet paid in connection with shareholder loans. As the Company continues to direct the operations of the 198 MW Italian solar portfolio, and the rights granted to Clal are protective minority rights, this transaction did not result in a loss of control and was accounted for as an equity transaction. The Company therefore recognized in equity (transaction reserve with non-controlling interests) an amount of approximately €9.1 million (net of taxes in the amount of approximately €0.9 million). Tax benefit was recorded in profit and loss in connection with the utilization of current losses to offset such taxes amounting to approximately €0.9 million.

●	On July 28, 2025, the Company consummated a private placement of 926,000 ordinary shares of the Company to Israeli institutional and classified investors. The price per share in the private placement was set at NIS 54 (approximately $16.3 as of the date of the private placement) and the gross proceeds to the Company were approximately NIS 50 million.

CEO Review First Half 2025

In the first half, the Company’s revenues amounted to approximately €20.1 million, an increase of approximately 3.5% in revenues compared to the corresponding half last year. Cash provided by operating activities was approximately €5.1 million in the current half compared to approximately €0.5 million in the corresponding half last year.

Since the beginning of 2025 there is a significant advancement in the commencement of construction and connection to the grid of new projects, which are expected to contribute to the Company’s revenues in the near future.

In Italy – Financing agreements were signed for solar projects with a total capacity of 198 MW (of which 38 MW are already operating), and a transaction was signed and consummated with Clal Insurance to enter as a partner (49%) in the aforementioned 198 MW. Construction work on 160 MW has begun and construction is progressing as planned. The remainder of the portfolio held by the Company (100%) is approximately 264 MW solar, of which 134 MW have reached Ready to Build status and the rest are expected to receive permits in the near future. These 264 MW are scheduled to begin construction in the last quarter of 2026. The Company singed a PPA with a leading European entity for the operating projects with an aggregate capacity of 38 MW and the Company intends to continue to execute PPAs for the remainder of the portfolio.

In the USA – The construction of the first 4 projects (49 MW) has been completed, with three of them connected to the grid at the end of the half year and the fourth project will be connected in the near future. The Company has begun construction of the Hillsboro project (14 MW solar + two hours of battery storage). The Company is examining the possibility of entering into the construction of two additional projects that will fall within the current tax benefit framework. The regulatory changes and the uncertainty regarding tariff rates do not allow the Company to provide a forecast beyond what has been said, but the assumption is that the Company will find a way to continue developing and increasing the portfolio in the near future.

In the Netherlands – the Company expects to receive a license to increase production at the GGG facility by 64% during the fourth quarter. Licenses to increase production at the two additional facilities are in advanced stages. The new regulation for the obligation to blend green gas with fossil gas will commence according to the law in January 2027 (a delay of one year), but the targets for the first year have increased. Agreements have been signed for the sale of green certificates issued under the new regulation at a price of approximately €1 per certificate. The blending obligation is expected to significantly increase the profitability of operations in the Netherlands at current production capacity. The expected increase in production capacity from 16 million cubic meters of gas per year to around 24 million cubic meters of gas per year is expected to add significantly beyond that.

In Israel – the Company is in negotiations with the Israeli Electricity Authority for compensation for delays and war damage to the Manara project. Ellomay Luzon (50% owned) exercised its right of refusal in connection with the Zorlu-Phoenix transaction for the sale of Dorad’s shares and acquired an additional 15% of Dorad’s shares so that its holdings in Dorad are currently 33.75%. Dorad notified of the approval of its board of directors to advance to financial closing of Dorad 2 and the intention is to try to reach financial closing by June 30, 2026.

Dorad’s second quarter was a loss-making quarter. The main cause was the 9% decline in the USD exchange rate during the quarter, which caused an accounting loss of approximately NIS 55 million on Dorad’s USD deposits. Dorad has future expenses in USD (gas purchases, operation and maintenance payments, construction of Dorad 2) that constitute a natural hedge for the USD deposits. Another influential factor was the war with Iran in June 2025, which shut down the Israeli economy and demand for electricity.

In Spain – The Company’s development activity in Spain focuses on battery storage, whereby the process for obtaining license for Ellomay Solar (28 MW + two hours of battery storage) is in advanced stages and is expected to be received in the coming months. The high volatility in electricity prices in Spain stems from an excess of renewable energy during the transition seasons and causes damage to the stability of the grid. In the Company’s assessment, the solution is a significant increase in storage capacity, which is currently at very low levels in Spain. Regulation in Spain is also starting to move in this direction.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 15 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the outcome of legal proceedings in connection with the Company’s holdings in Dorad Energy Ltd., the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2025	December 31, 2024	June 30, 2025
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	46,500	41,134	54,542
Restricted cash	13,930	656	16,339
Intangible asset from green certificates	223	178	262
Trade and revenue receivables	4,655	5,393	5,460
Other receivables	15,066	15,341	17,672
Derivatives asset short-term	638	146	748
Other receivables – Investment	13,686	-	16,053
	94,698	62,848	111,076
Non-current assets
Investment in equity accounted investee	39,607	41,324	46,457
Advances on account of investments	547	547	642
Fixed assets	499,991	482,747	586,466
Right-of-use asset	41,301	34,315	48,444
Restricted cash and deposits	13,128	17,052	15,399
Deferred tax	10,159	9,039	11,916
Long term receivables	14,960	13,411	17,547
Derivatives	14,923	15,974	17,504
	634,616	614,409	744,375
Total assets	729,314	677,257	855,451

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	37,906	21,316	44,462
Current maturities of other long-term loans	3,666	5,866	4,300
Current maturities of debentures	11,796	35,706	13,836
Trade payables	8,384	8,856	9,833
Other payables	12,032	10,896	14,113
Current maturities of derivatives	41	1,875	48
Current maturities of lease liabilities	791	714	928
Warrants	1,876	1,446	2,200
	76,492	86,675	89,720
Non-current liabilities
Long-term lease liabilities	32,953	25,324	38,652
Long-term bank loans	240,410	245,866	281,990
Other long-term loans	39,130	30,448	45,898
Debentures	190,348	155,823	223,269
Deferred tax	2,614	2,609	3,066
Other long-term liabilities	975	939	1,144
Derivatives	171	288	201
	506,601	461,297	594,220
Total liabilities	583,093	547,972	683,940

Equity
Share capital	25,613	25,613	30,043
Share premium	86,275	86,271	101,197
Treasury shares	(1,736)	(1,736)	(2,036)
Transaction reserve with Non-controlling interests	14,757	5,697	17,309
Reserves	5,483	14,338	6,431
Accumulated deficit	(11,251)	(11,561)	(13,197)
Total equity attributed to shareholders of the Company	119,141	118,622	139,747
Non-controlling interest	27,080	10,663	31,764
Total equity	146,221	129,285	171,511
Total liabilities and equity	729,314	677,257	855,451

*	Convenience translation into US$ (exchange rate as at June 30, 2025: euro 1 = US$ 1.173)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2025	2024	2025	2024	2024	2025
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$*
Revenues	11,276	11,213	20,136	19,456	40,467	23,619
Operating expenses	(4,579)	(4,960)	(9,206)	(9,523)	(19,803)	(10,798)
Depreciation and amortization expenses	(4,250)	(4,176)	(8,488)	(8,231)	(15,887)	(9,956)
Gross profit	2,447	2,077	2,442	1,702	4,777	2,865

Project development costs	(1,825)	(866)	(2,870)	(2,281)	(4,101)	(3,366)
General and administrative expenses	(1,722)	(1,414)	(3,384)	(3,034)	(6,063)	(3,969)
Share of profits (losses) of equity accounted investee	(1,177)	523	12	1,809	11,062	14
Other income	1,233	-	1,431	-	3,409	1,678
Operating profit (loss)	(1,044)	320	(2,369)	(1,804)	9,084	(2,778)

Financing income (expense)	(4,430)	2,383	7,051	2,424	2,495	8,270
Financing income (expenses) in connection with derivatives and warrants, net	815	2,316	439	2,852	1,140	515
Financing expenses in connection with projects finance	(1,602)	(1,452)	(2,976)	(2,953)	(6,190)	(3,491)
Financing expenses in connection with debentures	(2,260)	(1,851)	(4,000)	(3,562)	(6,641)	(4,692)
Interest expenses on minority shareholder loan	(454)	(534)	(930)	(1,088)	(2,144)	(1,091)
Other financing expenses	(268)	(160)	(562)	(283)	(8,311)	(659)
Financing income (expenses), net	(8,199)	702	(978)	(2,610)	(19,651)	(1,148)

Profit (loss) before taxes on income	(9,243)	1,022	(3,347)	(4,414)	(10,567)	(3,926)
Tax benefit	849	160	1,771	988	1,424	2,077
Profit (loss) for the period from continuing operations	(8,394)	1,182	(1,576)	(3,426)	(9,143)	(1,849)
Profit from discontinued operation (net of tax)	-	391	-	79	137	-
Profit (loss) for the period	(8,394)	1,573	(1,576)	(3,347)	(9,006)	(1,849)
Profit (loss) attributable to:
Owners of the Company	(7,684)	2,179	310	(1,434)	(6,524)	364
Non-controlling interests	(710)	(606)	(1,886)	(1,913)	(2,482)	(2,213)
Profit (loss) for the period	(8,394)	1,573	(1,576)	(3,347)	(9,006)	(1,849)
Other comprehensive income (loss) item that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	490	(1,557)	(9,048)	(433)	8,007	(10,613)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	255	-	255	255	-
Effective portion of change in fair value of cash flow hedges	(1,630)	(1,335)	2,634	9,126	5,631	3,090
Net change in fair value of cash flow hedges transferred to profit or loss	(2,619)	(3,741)	(2,282)	(3,284)	(813)	(2,677)
Total other comprehensive income (loss)	(3,759)	(6,378)	(8,696)	5,664	13,080	(10,200)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(1,898)	(3,951)	(8,855)	2,705	10,039	(10,386)
Non-controlling interests	(1,861)	(2,427)	159	2,959	3,041	186
Total other comprehensive income (loss) for the period	(3,759)	(6,378)	(8,696)	5,664	13,080	(10,200)
Total comprehensive income (loss) for the period	(12,153)	(4,805)	(10,272)	2,317	4,074	(12,049)

Total comprehensive income (loss) attributable to:
Owners of the Company	(9,582)	(1,772)	(8,545)	1,271	3,515	(10,022)
Non-controlling interests	(2,571)	(3,033)	(1,727)	1,046	559	(2,027)
Total comprehensive income (loss) for the period	(12,153)	(4,805)	(10,272)	2,317	4,074	(12,049)

*	Convenience translation into US$ (exchange rate as at June 30, 2025: euro 1 = US $ 1.173)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2025	2024	2025	2024	2024	2025
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$*
Basic profit (loss) per share	(0.60)	0.04	0.02	(0.10)	(0.51)	0.02
Diluted profit (loss) per share	(0.60)	0.04	0.02	(0.10)	(0.51)	0.02

Basic profit (loss) per share continuing operations	(0.60)	0.03	0.02	(0.11)	(0.52)	0.02
Diluted profit (loss) per share continuing operations	(0.60)	0.03	0.02	(0.11)	(0.52)	0.02

Basic profit per share discontinued operation	-	0.01	-	0.01	0.01	-
Diluted profit per share discontinued operation	-	0.01	-	0.01	0.01	-

*	Convenience translation into US$ (exchange rate as at June 30, 2025: euro 1 = US$ 1.173)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the six months ended June 30, 2025 (unaudited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Profit (loss) for the period	-	-	310	-	-	-	-	310	(1,886)	(1,576)
Other comprehensive income (loss) for the period	-	-	-	-	(8,900)	45	-	(8,855)	159	(8,696)
Total comprehensive income (loss) for the period	-	-	310	-	(8,900)	45	-	(8,545)	(1,727)	(10,272)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from Non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,996	26,056
Issuance of capital note to Non-controlling interest	-	-	-	-	-	-	-	-	1,148	1,148
Share-based payments	-	4	-	-	-	-	-	4	-	4
Balance as at June 30, 2025	25,613	86,275	(11,251)	(1,736)	(454)	5,937	14,757	119,141	27,080	146,221

For the six months ended June 30, 2024 (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the period	-	-	(1,434)	-	-	-	-	(1,434)	(1,913)	(3,347)
Other comprehensive income (loss) for the period	-	-	-	-	(170)	2,875	-	2,705	2,959	5,664
Total comprehensive income (loss) for the period	-	-	(1,434)	-	(170)	2,875	-	1,271	1,046	2,317
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	61	-	-	-	-	-	61	-	61
Balance as at June 30, 2024	25,613	86,220	(6,471)	(1,736)	215	6,789	5,697	116,327	11,150	127,477

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling interests	Total Equity
	€ in thousands
For the year ended December 31, 2024 (audited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the year	-	-	(6,524)	-	-	-	-	(6,524)	(2,482)	(9,006)
Other comprehensive income for the year	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive income (loss) for the year	-	-	(6,524)	-	8,061	1,978	-	3,515	559	4,074
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with Non-controlling interests	Total	Non- controlling interests	Total Equity
	Convenience translation into US$ (exchange rate as at June 30, 2025: euro 1 = US$ 1.173)
For the six months ended June 30, 2025 (unaudited):
Balance as at January 1, 2025	30,043	101,192	(13,561)	(2,036)	9,906	6,911	6,682	139,137	12,508	151,645
Loss for the period	-	-	364	-	-	-	-	364	(2,213)	(1,849)
Other comprehensive income (loss) for the period	-	-	-	-	(10,439)	53	-	(10,386)	186	(10,200)
Total comprehensive income (loss) for the period	-	-	364	-	(10,439)	53	-	(10,022)	(2,027)	(12,049)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from Non-controlling interests	-	-	-	-	-	-	10,627	10,627	19,936	30,563
Issuance of Capital note to Non-controlling interest	-	-	-	-	-	-	-	-	1,347	1,347
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at June 30, 2025	30,043	101,197	(13,197)	(2,036)	(533)	6,964	17,309	139,747	31,764	171,511

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30
	2025	2024	2025	2024	2024	2025
	Unaudited				Audited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(8,394)	1,573	(1,576)	(3,347)	(9,006)	(1,849)
Adjustments for:
Financing income (expenses), net	8,199	(961)	978	2,206	19,247	1,148
Profit from settlement of derivatives contract	-	199	-	199	316	-
Impairment losses on assets of disposal groups classified as held-for-sale	-	(196)	-	405	405	-
Depreciation and amortization	4,250	4,195	8,488	8,279	15,935	9,956
Share-based payment transactions	-	28	4	61	112	5
Share of profits of equity accounted investees	1,177	(523)	(12)	(1,809)	(11,062)	(14)
Change in trade receivables and other receivables	1,207	(869)	7,385	(3,214)	(8,824)	8,662
Change in other assets	(506)	5	(1,002)	5	3,770	(1,175)
Change in receivables from concessions project	-	478	-	793	793	-
Change in trade payables	1,411	(565)	2,678	(633)	(31)	3,141
Change in other payables	548	(1,037)	(4,810)	1,759	4,455	(5,642)
Income tax expense (tax benefit)	(849)	(188)	(1,771)	(993)	(1,429)	(2,077)
Income taxes refund (paid)	(27)	(85)	(27)	479	623	(32)
Interest received	993	799	1,344	1,706	2,537	1,576
Interest paid	(3,218)	(3,536)	(6,626)	(5,428)	(9,873)	(7,772)
	13,185	(2,256)	6,629	3,815	16,974	7,776
Net cash provided by (used in) operating activities	4,791	(683)	5,053	468	7,968	5,927
Cash flows from investing activities
Acquisition of fixed assets	(18,380)	(10,573)	(36,930)	(19,593)	(72,922)	(43,317)
Interest paid capitalized to fixed assets	(951)	(1,121)	(1,827)	(1,121)	(2,515)	(2,143)
Proceeds from sale of investments	-	9,267	-	9,267	9,267	-
Advances on account of investments	-	(54)	-	(54)	(163)	-
Proceeds from advances on account of investments	-	-	-	-	514	-
Investment in settlement of derivatives, net	-	145	-	159	(316)	-
Proceeds from (investment in) in restricted cash, net	(10,473)	(1,034)	(9,166)	119	689	(10,751)
Proceeds from (investment in) short term deposit	39,132	(1,455)	-	(1,483)	1,004	-
Net cash provided by (used in) investing activities	9,328	(4,825)	(47,923)	(12,706)	(64,442)	(56,211)
Cash flows from financing activities
Issuance of warrants	475	-	475	3,735	2,449	557
Cost associated with long term loans	(399)	(828)	(1,057)	(1,466)	(2,567)	(1,240)
Sale of shares in subsidiaries to Non-controlling interests	20,852	-	20,852	-	-	24,458
Payment of principal of lease liabilities	(80)	(187)	(452)	(486)	(2,941)	(530)
Proceeds from long and short term loans	17,593	10,098	17,899	10,478	19,482	20,995
Repayment of long-term loans	(4,961)	(4,310)	(6,753)	(6,667)	(11,776)	(7,921)
Repayment of debentures	(35,691)	(35,845)	(35,691)	(35,845)	(35,845)	(41,864)
Proceeds from issuance of Debentures, net	-	9,340	56,729	45,790	74,159	66,540
Net cash provided by (used in) financing activities	(2,211)	(21,732)	52,002	15,539	42,961	60,995

Effect of exchange rate fluctuations on cash and cash equivalents	(556)	(479)	(3,766)	1,188	3,092	(4,417)
Increase in cash and cash equivalents	11,352	(27,719)	5,366	4,489	(10,421)	6,294
Cash and cash equivalents at the beginning of the period	35,148	82,722	41,134	51,127	51,127	48,248
Cash from disposal groups classified as held-for-sale	-	1,041	-	428	428	-
Cash and cash equivalents at the end of the period	46,500	56,044	46,500	56,044	41,134	54,542

*	Convenience translation into US$ (exchange rate as at June 30, 2025: euro 1 = US$ 1.173)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments (Unaudited)

	Italy	Spain			USA	Netherlands	Israel		Total
		Subsidized	28 MV						reportable		Total
	Solar	Plants	Solar	Talasol	Solar	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2025
	€ in thousands

Revenues	2,557	1,489	627	8,392	125	6,945	28,086	-	48,221	(28,085)	20,136
Operating expenses	(231)	(212)	(295)	(2,270)	(41)	(6,157)	(22,047)	-	(31,253)	22,047	(9,206)
Depreciation expenses	(451)	(458)	(505)	(5,679)	-	(1,359)	(2,454)	-	(10,906)	2,418	(8,488)
Gross profit (loss)	1,875	819	(173)	443	84	(571)	3,585	-	6,062	(3,620)	2,442

Project development costs											(2,870)
General and administrative expenses											(3,384)
Share of profit of equity accounted investee											12
Other income, net											1,431
Operating profit											(2,369)
Financing income											7,051
Financing income in connection with derivatives and warrants, net											439
Financing expenses in connection with projects finance											(2,976)
Financing expenses in connection with debentures											(4,000)
Interest expenses on minority shareholder loan											(930)
Other financing expenses											(562)
Financing expenses, net											(978)
Loss before taxes on income											(3,347)

Segment assets as at June 30, 2025	99,231	12,712	18,668	215,216	60,026	31,564	104,648	184,393	726,458	2,856	729,314

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2025	2024	2025	2024	2024	2025
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	(8,394)	1,573	(1,576)	(3,347)	(9,006)	(1,849)
Financing (income) expenses, net	8,199	(702)	978	2,610	19,651	1,148
Tax benefit	(849)	(160)	(1,771)	(988)	(1,424)	(2,077)
Depreciation and amortization expenses	4,250	4,176	8,488	8,231	15,887	9,956
EBITDA	3,206	4,887	6,119	6,506	25,108	7,178

*	Convenience translation into US$ (exchange rate as at June 30, 2025: euro 1 = US$ 1.173)

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series D, Series E, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 30, 2025, and below.

Net Financial Debt

As of June 30, 2025, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €182.9 million (consisting of approximately €325.71 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €211.72 million in connection with (i) the Series D Convertible Debentures issuance (in February 2021), (ii) the Series E Secured Debentures issuance (in February 2023), (iii) the Series F Debentures issuance (in January, April, August and November 2024) and (iv) the Series G Debentures issuance (in February 2025)), net of approximately €46.5 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €3083 million of project finance and related hedging transactions of the Company’s subsidiaries).

[1]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.4 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
[2]	The amount of the debentures provided above includes an amount of approximately €6.3 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at June 30, 2025 in the amount of approximately €3.2 million.
[3]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of June 30, 2025, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €135.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA4 was 7.45.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended June 30, 2025:

For the four-quarter period ended June 30, 2025
Unaudited
€ in thousands
Loss for the period	(8,727)
Financing expenses, net	18,019
Taxes on income	(2,330)
Depreciation and amortization expenses	16,725
Share-based payments	55
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[6]	988
Adjusted EBITDA as defined the Series D Deed of Trust	24,730

[4]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
[5]	The Deed of Trust governing the Company’s Series D Debentures provides that in the event the original accounting standards (i.e., the accounting standards applicable to the Company’s financial results for September 30, 2020), undergo a “material revision” (defined as a change of at least 7.5% in the aggregate between the calculation of financial covenants according to the revised accounting standards compared to the original accounting standards), the financial covenants will be implemented based on the original accounting standards. Subsequent to the issuance of the Series D Debentures, the Company implemented an amendment to IAS 16 (“Property, Plant and Equipment”), which requires the Company to recognize revenues from newly connected solar facilities commencing the connection to the grid and not commencing PAC as required under the original accounting standards. Therefore, the Company’s Adjusted EBITDA based on current accounting standards includes the results of solar plants in Italy and the USA that were connected to the grid during four quarters preceding June 30, 2025 but have not achieved PAC as of June 30, 2025. As the change between the ratio of Net Financial Debt to Adjusted EBITDA based on current accounting standards, compared to the same ratio based on the original accounting standards constitutes a “material change” as of June 30, 2025, the Company provides herein the calculation of Adjusted EBITDA and Net Financial Debt to Adjusted EBITDA based on the original accounting standards, by eliminating the results of the relevant Italian and USA solar facilities from the calculation of Adjusted EBITDA.
[6]	The adjustment is based on the results of two solar plants in Italy that achieved PAC during the four quarters preceding June 30, 2025.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of June 30, 2025, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €135.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 6.7.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended June 30, 2025:

For the four-quarter period ended June 30, 2025
Unaudited
€ in thousands
Loss for the period	(7,693)
Financing expenses, net	18,019
Taxes on income	(2,330)
Depreciation and amortization expenses	16,725
Share-based payments	55
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	2,378
Adjusted EBITDA as defined the Series E Deed of Trust	27,154

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), if any, which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of June 30, 2025, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €39.6 million (approximately NIS 156.7 million based on the exchange rate as of such date).

[7]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”
[8]

The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding June 30, 2025. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plant in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of June 30, 2025, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €135 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.5%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 6.7.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended June 30, 2025:

For the four-quarter period ended June 30, 2025
Unaudited
€ in thousands
Loss for the period	(7,693)
Financing expenses, net	18,019
Taxes on income	(2,330)
Depreciation and amortization expenses	16,725
Share-based payments	55
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	2,378
Adjusted EBITDA as defined the Series F Deed of Trust	27,154

[8]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”
[9]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding June 30, 2025. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plant in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of June 30, 2025, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €135 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.5%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA11 was 6.7.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended June 30, 2025:

For the four-quarter period ended June 30, 2025
Unaudited
€ in thousands
Loss for the period	(7,693)
Financing expenses, net	18,019
Taxes on income	(2,330)
Depreciation and amortization expenses	16,725
Share-based payments	55
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[12]	2,378
Adjusted EBITDA as defined the Series G Deed of Trust	27,154

[11]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”
[12]

The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding June 30, 2025. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plant in the calculation of the adjustment.